Exhibit 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended	Year ended	Year ended	Year ended	Year Ended
	9/30/09	9/30/08	9/30/07	9/30/06	9/30/05
Pre-tax Loss from Continuing Operations	$3,101	$(56,960)	$(94,867)	$(39,912)	$(14,879)

Fixed Charges:
Interest expense	11,050	5,442	2,430	2,402	2,875
Capitalized interest expense	1,863	596	698	30	—
Amortization of discounts and issuance costs related to indebtedness (included in interest expense)	—	—	—	—	—
Rental expenses representative of an interest factor	82	87	67	40	16

Total Fixed Charges	12,995	6,125	3,195	2,472	2,891

Earnings:
Pre-tax loss from continuing operations plus fixed charges	$16,096	$(50,835)	$(91,672)	$(37,440)	$(11,988)

Ratio of Earnings to Fixed Charges	1.2	nm	nm	nm	nm
Due to losses incurred for the years ended September 30, 2008, 2007, 2006 and 2005, we would have had to generate additional earnings of $57.0 million, $94.9 million, $39.9 million and $14.9 million, respectively, to achieve a coverage ratio of 1:1.